CONSENT OF A. GARETH O’DONOVAN

I hereby consent to:

1.

The technical disclosure derived from technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”) included in the Annual Information Form of Banro Corporation (the “Company”) for the year ended December 31, 2015 (the “AIF”), which is being filed as an exhibit to and incorporated by reference into the Annual Report on Form 40-F of the Company for the year ended December 31, 2015 (the “Form 40-F”), being filed with the United States Securities and Exchange Commission;

2.	The incorporation by reference into the AIF and the Form 40-F of Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the “Kamituga Report; and

3.	The use of my name in the Form 40-F and in the AIF in connection with information relating to the Kimutaga Report.

Date: March 28, 2016

/s/ A. Gareth O’Donovan
Name: A. Gareth O’Donovan
Title: Managing Director, SRK Exploration
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